Exhibit 4.14

COSTAMARE INC.

- and -

KONSTANTINOS ZACHARATOS

RESTRICTIVE COVENANT AGREEMENT

THIS RESTRICTIVE COVENANT AGREEMENT (this “Agreement”) is made as of July 24, 2012,

BY AND BETWEEN:

(1)           COSTAMARE INC., a Marshall Islands corporation (the “Company”); and

(2)           KONSTANTINOS ZACHARATOS (“KZ”).

WHEREAS, the Company wishes to limit the activities of KZ, because of his capacity as a director or officer of the Company, on the terms and conditions set out in this Agreement to prohibit certain activities that may compete with the business of the Company.

NOW, THEREFORE, in consideration of the terms and conditions set forth below and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows:

ARTICLE I

INTERPRETATION

SECTION 1.1. In this Agreement, unless the context otherwise requires:

(a) “Affirmative Response” shall have the meaning set forth in Section 4.1(b).

(b) “Agreement” shall have the meaning set forth in the preamble.

(c) “Board of Directors” means the board of directors of the Company as the same may be constituted from time to time.

(d) “Break Up Costs” means the aggregate amount of any and all costs including any taxes, registration fees, administrative expenses, severance costs, and other similar costs and expenses that would be required to transfer Container Vessels or any related portion of a Container Vessel Business that also owns non-Container Vessel assets to the Company separately from its other assets.

(e) “Business Day” means a day (excluding Saturdays and Sundays) on which banks are open for business in Athens, Greece and New York, New York.

(f) “Company” shall have the meaning set forth in the preamble.

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(g) “Competitive Activities” shall have the meaning set forth in Section 3.1.

(h) “Conflicts Committee” shall have the meaning set forth in Section 4.1(b).

(i) “Container Vessel” means any ocean-going vessel (whether in its construction phase or operational) that is intended to be used primarily to transport containerized cargoes.

(j) “Container Vessel Business” means any business involved in the ownership of Container Vessels.

(k) “Container Vessel Opportunity” shall have the meaning set forth in Section 4.1(a).

(l) “Effective Date” means July 24, 2012.

(m) “Independent Directors” means those members of the Board of Directors that qualify as independent directors within the meaning of Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, and the listing criteria of the New York Stock Exchange.

(n) “KZ” shall have the meaning set forth in the preamble.

(o) “Management Agreement” means the management agreement dated November 3, 2010 between the Company and Costamare Shipping Company S.A.

(p) “Negative Response” shall have the meaning set forth in Section 4.1(b).

(q) “Restricted Period” shall mean the period commencing on the Effective Date and ending six months following the later of (i) the termination of KZ’s service with the Company as a director and (ii) the termination of KZ’s service with the Company as an officer.

SECTION 1.2. The headings of this Agreement are for ease of reference and do not limit or otherwise affect the meaning hereof.

SECTION 1.3. All the terms of this Agreement, whether or not so expressed, shall be binding upon the parties hereto and their respective successors and assigns.

SECTION 1.4. Unless the context otherwise requires, words in the singular include the plural and vice versa.

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ARTICLE II

PRIORITY CHARTERING

SECTION 2.1. KZ acknowledges and agrees that during the Restricted Period, if a Container Vessel owned, directly or indirectly, by the Company meets the criteria for a charter being made available to a Container Vessel majority owned, directly or indirectly, by KZ, the Company’s Container Vessel shall be offered such charter and the Company shall have 48 hours from such offer being received to accept such offer, failing which such charter shall be then offered to the relevant Container Vessel.

ARTICLE III

NON-COMPETITION

SECTION 3.1. During the Restricted Period, KZ shall not, subject to Section 3.2 hereof, directly or indirectly, engage in (a) the ownership of any Container Vessels other than through the Company or (b) the acquisition of any shareholding in any Container Vessel Business other than through the Company (together, (a) and (b) are defined as the “Competitive Activities”).

SECTION 3.2. Notwithstanding the foregoing, KZ may engage in Competitive Activities in the following circumstances:

(a) with respect to any Container Vessel Opportunity, in compliance with the right of first refusal procedures set forth in Section 4.1; and

(b) passive ownership of up to 20% of the outstanding voting securities of any publicly traded or private company which is a Container Vessel Business.

SECTION 3.3. During the Restricted Period, KZ shall notify the Company promptly upon engaging in Competitive Activities pursuant to the provisions set forth in Section 3.2(b).

ARTICLE IV

RIGHT OF FIRST REFUSAL PROCEDURES

SECTION 4.1. Set forth below are the right of first refusal procedures applicable to a Container Vessel Opportunity.

(a) Prior to finalizing any contract to acquire or construct any Container Vessel or to acquire passive ownership of greater than 20% of the outstanding voting securities of, or any non-passive interest in, any Container Vessel Business (any of the foregoing a “Container Vessel Opportunity”), KZ shall (i) deliver a notice to the Company advising it of the details of the

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Container Vessel Opportunity, including its terms and conditions and (ii) offer to the Company, which offer may be subject to the finalization of the terms and conditions and the closing of any such Container Vessel Opportunity, (1) such Container Vessel or Container Vessel Business on such terms and conditions or (2) in the case of a Container Vessel Business that owns non-Container Vessel assets, the Container Vessels and such related portion of the business for fair market value plus any Break Up Costs.

(b) Within three Business Days after receipt of the notice referred to in Section 4.1(a), a committee composed of Independent Directors (the “Conflicts Committee”) shall deliver a notice to KZ that the Company (i) intends to pursue the Container Vessel Opportunity (an “Affirmative Response”) or (ii) declines to pursue the Container Vessel Opportunity and consents to KZ pursuing the Container Vessel Opportunity within 180 days on terms and conditions materially not more favorable than those offered to the Company (a “Negative Response”).

(c) In the event of an Affirmative Response, the Company and KZ shall negotiate in good faith the terms and conditions of an agreement for the consummation of the Container Vessel Opportunity based on the terms and conditions set forth in the notice referred to in Section 4.1(a).

(d) In the event of a Negative Response or in the event the Company and KZ are unable to agree on the terms and conditions of an agreement for the consummation of the Container Vessel Opportunity, then KZ may consummate the Container Vessel Opportunity within 180 days after date of the Negative Response on terms and conditions materially not more favorable than those offered to the Company. If such Container Vessel Opportunity is not consummated within 180 days after the date of the Negative Response then KZ shall not thereafter engage in such Container Vessel Opportunity without first offering it to the Company in the manner provided above.

SECTION 4.2. KZ and the Company acknowledge that all potential transfers pursuant to this Article IV are subject to obtaining any and all written consents of governmental authorities and non-affiliated third parties.

ARTICLE V

NOTICES

SECTION 5.1. All notices, consents and other communications hereunder, or necessary to exercise any rights granted hereunder, shall be in writing, sent either by prepaid registered mail or telefax, and will be validly given if delivered on a Business Day to a party at its respective address set forth below:

Costamare Inc.
60 Zephyrou Street & Syngrou Avenue

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Athens, Greece
Attention: General Counsel
Telefax: +30 210 9406454

Konstantinos Zacharatos
52 K. Palama street,

Athens, Greece
Telefax: 210 3608056

ARTICLE VI

APPLICABLE LAW AND JURISDICTION

SECTION 6.1. This Agreement and any non-contractual obligations connected with it shall be governed by, and construed in accordance with, the laws of England.

ARTICLE VII

ARBITRATION

SECTION 7.1. Any dispute arising out of or in connection with this Agreement and any non-contractual obligations connected with it shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Article VII. The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

SECTION 7.2. The reference shall be to three arbitrators. One arbitrator is to be appointed by each party and a third arbitrator shall be appointed by the two arbitrators so appointed, failing which the third arbitrator shall be appointed by the President of the LMAA at the time. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party, requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement. When all three arbitrators have been appointed, their decision or that of any two of them shall be final and binding on both parties. For the purpose of enforcing any award, this

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Agreement may be made a rule of the court. Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.1. This Agreement constitutes the sole understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral, with respect thereto, with the exception of the Management Agreement. This Agreement may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought.

SECTION 8.2. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement is adjudicated to be invalid or unenforceable, such provision will be deemed amended to delete therefrom the portion thus adjudicated as invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made.

SECTION 8.3. This Agreement may be executed in one or more written counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

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IN WITNESS whereof the undersigned have executed this Agreement as of the date first above written.

COSTAMARE INC.

By:	/s/ Gregory Zikos
Name: Gregory Zikos
Title: Chief Financial Officer, Director

KONSTANTINOS ZACHARATOS

/s/ Konstantinos Zacharatos

[Signature Page to the Konstantinos Zacharatos Restrictive Covenant Agreement]